OMB



16014766

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- ~~68433~~ 8-68433 JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaffe Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave. Ste 1410
(No. and Street)

New Orleans	Louisiana	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G.F. Gay Le Breton 504-524-1801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, G. F. Gay Le Breton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

ROBERT L. WOLLFARTH
NOTARY PUBLIC
My Commission is issued for Life
Louisiana Notarial Identification No.: 66012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAFFE SECURITIES, INC.

Audit of Financial Statements

December 31, 2015

Contents



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chaffe Securities, Inc.

We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chaffe Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Chaffe Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Chaffe Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.



A Professional Accounting Corporation

Covington, LA
February 23, 2016

CHAFFE SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

Assets	
Cash and Cash Equivalents	$ 159,497
Other Receivables	1,483
Total Assets	$ 160,980
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable	$ 5,562
Total Liabilities	5,562
Stockholder's Equity	
Common Stock - $.65 Par Value	
10,000 Shares Authorized, Issued, and Outstanding	6,500
Additional Paid-In Capital	158,475
Retained Deficit	(9,557)
Total Stockholder's Equity	155,418
Total Liabilities and Stockholder's Equity	$ 160,980

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Investment Banking	$ 1,805,536
Interest Income	1,880
Total Revenues	1,807,416
Expenses	
Management Fees	87,000
Legal and Professional	25,908
Regulatory Fees	5,158
Other Operating Expenses	1,659,047
Total Expenses	1,777,113
Net Income Before Income Tax Expense	30,303
Income Tax Expense	5,745
Net Income	$ 24,558

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance - December 31, 2014	$ 6,500	$ 128,475	$ (34,115)	$ 100,860
Net Income for the Year 2015	-	-	24,558	24,558
Additional Paid-In Capital	-	30,000	-	30,000
Balance - December 31, 2015	$ 6,500	$ 158,475	$ (9,557)	$ 155,418

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net Income	$	24,558
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease in Income Tax Receivable		5,412
Decrease in Other Receivables		184
Decrease in Payables		(25,438)
Net Cash Provided by Operating Activities		4,716
Cash Flows from Investing Activities		
Redemption of Certificate of Deposit		120,222
Net Cash Provided by Investing Activities		120,222
Cash Flows from Financing Activities		
Additional-Paid In Capital		30,000
Net Cash Provided by Financing Activities		30,000
Net Increase in Cash and Cash Equivalents		154,938
Cash and Cash Equivalents, Beginning of Year		4,559
Cash and Cash Equivalents, End of Year	$	159,497

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Business of the Company

Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services.

The Company is a wholly-owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

Revenue Recognition

Investment banking fees are recorded on the settlement date basis. Advisory fees are recognized at the time services are earned.

Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2015, there was no allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14—*Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.* The amendments in this Update defer the effective date of the new revenue standard (Update 2014-09) for public and nonpublic entities reporting under U.S. GAAP by one year. Public business entities, certain

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and two interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in Update 2014-09. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In November 2015, the FASB issued update 2015-17—*Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.* The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position and apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update.

The amendments in this Update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). IAS 1, Presentation of Financial Statements, requires deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position.

Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe & Associates, Inc. management fees totaling $87,000 and professional fees totaling $1,590,320 during the year ended December 31, 2015.

During the year ended December 31, 2015, the Company's parent advanced $25,000 to the Company. The advance was non-interest bearing, and had no set terms of repayment. The advance was repaid during 2015.

Note 3. Income Taxes

Components of income tax expense for the year ended December 31, 2015, are as follows:

Current	$ 5,745
Total	$ 5,745

The effective tax rate for the year ended December 31, 2015, was 18%. Income tax expense differs from the amounts computed by applying the U.S. federal rate of 34% to income before income tax benefit principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2012, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2015, the Company had no uncertain tax positions.

Note 4. Significant Customers

During the year ended December 31, 2015, the Company had three customers that accounted for 100% of total revenue. At December 31, 2015, there were no receivables due from these customers.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $152,378, which was $147,378 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was .04 to 1 at December 31, 2015.

Note 6. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

Note 6. Subsequent Events (continued)

In accordance with ASC 855, the Company evaluated subsequent events through February 23, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2015

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Stockholder's Equity	$ 155,418
Deductions and/or Charges	
FINRA Deposit Account	(1,557)
Other Receivables	(1,483)
Net Capital Before Haircuts on Securities Positions	152,378
Haircuts on Securities	-
Net Capital	$ 152,378
Aggregate Indebtedness	$ 5,562
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess of Net Capital	$ 147,378
Excess Net Capital at 1000%	$ 146,378
Ratio: Aggregate Indebtedness to Net Capital	.04 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 152,378
Net Capital Per Above	$ 152,378

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2015

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2015, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2015, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2015, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

CHAFFE SECURITIES, INC.
Exemption Certification
For the Year Ended December 31, 2015

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, G. F. Gay Le Breton, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Chaffe Securities, Inc.

1. Chaffe Securities, Inc. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year January 1, 2015 to December 31, 2015;

2. Chaffe Securities, Inc. met the above exemptive provisions throughout the most recent fiscal year without exception.



Signature

PRESIDENT

Title


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chaffe Securities, Inc.

We have reviewed management's statements, included in the accompanying Chaffe Securities, Inc. Exemption Report, in which (1) Chaffe Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chaffe Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Chaffe Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Chaffe Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chaffe Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 23, 2016



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Chaffe Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Chaffe Securities, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chaffe Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chaffe Securities, Inc.'s management is responsible for Chaffe Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



A Professional Accounting Corporation

Covington, LA
February 23, 2016